TO OUR STOCKHOLDERS

For the quarter ended June 30, 2000, Popular, Inc. reported net income of $65.1 million or $0.46 per share, compared with $64.0 million or $0.46 per share for the same period in 1999. The results for the second quarter of 2000 represented an annualized return on assets (ROA) of 1.01% and a return on common equity
(ROE) of 14.43%. For this same period in 1999, the profitability ratios were 1.08% and 15.53%, respectively, compared with 1.01% and 14.57%, respectively, for the first quarter of 2000.

         For the six-month period ended June 30, 2000, net income reached $129.3 million or $0.92 per common share, while the ROA and ROE were 1.01% and 14.50%, respectively. These figures compare with a net income of $127.6 million and a ROA of 1.11% and a ROE of 15.78% for the same period a year earlier.

         The financial performance for the second quarter of 2000, when compared with the same period a year ago, reflected a rise of $7.1 million in net interest income coupled with a growth of $22.4 million in other revenues. On the other hand, operating expenses rose $14.2 million while the provision for loan losses increased $12.1 million.

         Net interest income for the second quarter of 2000 rose to $245.9 million from $238.9 million for the same period a year earlier. This growth in net interest income was triggered by an increase of $2.2 billion in average earning assets, mainly a $2.0 billion growth in loans, partially offset by a decrease in the net interest yield. For the second quarter of 2000, the net interest yield, on a taxable equivalent basis, was 4.30%, compared with 4.68% for the same period a year earlier. The reduction in the net interest yield was driven by an increase in the cost of interest bearing liabilities as a result of a higher interest rate scenario together with an increase in the proportion of short-term borrowings to total interest-bearing liabilities. For the first quarter of 2000, the net interest yield on a taxable equivalent basis was 4.42%.

         For the second quarter of 2000, the provision for loan losses amounted to $48.7 million, compared with $36.6 million for the same period a year earlier, reflecting the continued growth in the loan portfolio and the rise in non-performing assets and net charge-offs. Net charge-offs for the second quarter of 2000 were $38.1 million compared with $31.2 million for the same period in 1999. Net charge-offs as a percentage of average loans increased to 0.97% for the second quarter of 2000, from 0.91% for the same period in 1999. Net charge-offs for the first quarter of 2000 were $48.6 million or 1.29% of average loans.

         Other operating income, excluding securities and trading transactions amounted to $108.3 million for the second quarter of 2000, compared with $87.2 million for the same period in 1999. Categories such as credit card fees and discounts, debit card fees and processing fees all reflected a significant growth when compared with the second quarter of 1999. The continued business expansion as well as the acquisition of GM Group, early in the third quarter of 1999, were the driving factors for the growth in other operating income.

         Operating expenses for the three-month period ended June 30, 2000, amounted to $219.4 million up from $205.2 million for the same period a year earlier. Higher personnel costs, equipment expenses and other operating expenses prompted the rise. Personnel costs increased $3.6 million mainly as a result of the acquisition of GM Group together with the continued business expansion of the banking and check-cashing operations in the United States. Partially offsetting this increase was a reduction in the medical plan expense of Banco Popular de Puerto Rico as a result of revisions made to the plan effective April 1, 2000, and to lower pension and post-retirement expenses. Equipment and other operating expenses, rose reflecting the impact of the acquisition of GM Group as well as the investment in technology, coupled with higher sundry losses. When compared with the first quarter of 2000, the Corporation experienced a decrease of $7.1 million or 3.1% in operating expenses.

         Popular, Inc.'s total assets grew to $26.5 billion at June 30, 2000, compared with $23.7 billion at the same date in 1999 and $25.3 billion as of March 31, 2000. Loans rose 13.6% from $13.9 billion at June 30, 1999, to $15.8 billion a year later. The commercial and mortgage loan portfolios both reflected a strong demand contributing 84.8% of the increase. At March 31, 2000, loans amounted to $15.2 billion.

         At June 30, 2000, the allowance for loan losses was $306 million or 1.94% of loans, compared with $283 million or 2.03% and $293 million or 1.93% at June 30, 1999, and March 31, 2000, respectively. Non-performing assets amounted to $379 million at June 30, 2000, compared with $303 million at the same date last year and $361 million at the end of the first quarter of 2000. Most of the increase in non-performing assets was triggered by the classification as non-accrual of a limited number of commercial loan relationships in Puerto Rico and the United States whose credit quality has deteriorated. In addition, the rise since the first quarter of 2000 was primarily due to the inclusion as non-accrual of $13 million in leases in our U.S. operations that became delinquent due to an external fraud scheme that was exposed during this quarter. The Corporation expects to recover this balance from the insurance companies, which have already confirmed coverage.

         Total deposits as of June 30, 2000, rose to $14.5 billion from $13.9 billion at the same date in 1999 and $14.3 billion at March 31, 2000, while borrowings were $9.8 billion at the end of the second quarter of 2000, compared with $7.7 billion a year earlier and $8.8 billion at March 31, 2000.

         Stockholders' equity at June 30, 2000, amounted to $1.74 billion compared with $1.65 billion at the same date in 1999. Included in stockholders' equity at June 30, 2000, were $150 million in unrealized losses on securities available-for-sale, net of tax, compared with $39 million in unrealized losses on securities available-for-sale, net of tax, a year earlier. At March 31, 2000, stockholders' equity amounted to $1.68 billion including $161 million in unrealized losses on securities available-for-sale.

         The Corporation's stock market value was $19.06 at the end of the quarter, compared with $22.19 at March 31, 2000, and $30.31 at June 30, 1999. At the end of the second quarter of 2000, the Corporation had a market capitalization of $2.6 billion and a book value per common share of $12.05.

During this quarter we continued our business expansion in Puerto Rico with the acquisition of Centro Finance, a small personal loan company that operates nine offices with a loan portfolio of approximately $23 million. The operations of Centro Finance became part of Popular Finance, which will now operate 53 branches throughout the island.

         In addition, on July 1, 2000, Popular North America purchased Aurora National Bank in Illinois. This bank operates two branches with approximately $111 million in deposits and $81 million in loans. With the acquisition of Aurora National Bank and two new branches opened during this quarter in New Jersey and Florida, Banco Popular North America now operates 95 branches in the U.S. mainland.


With the objective of providing more services to our customers and participating in the competitive insurance business, effective July 1, 2000, Popular, Inc. created Banco Popular, National Association, a national bank in Orlando, Florida that will oversee the operations of the recently created Popular Insurance. Popular Insurance will begin operations immediately as it is simultaneously acquiring the operations of R&B Insurance Agency, Inc., whose management has a vast experience in the insurance business in Puerto Rico.


The Annual Stockholders Meeting of Popular, Inc. was held on April 25, 2000. A 90.71% of the common shares issued and outstanding as of the record date of March 6, 2000, were represented at the meeting, which complied with the quorum, required by law. All four directors nominated for re-election were elected for a three-year term.


Mr. Alfonso F. Ballester, a director since 1990, and Mr. J. Adalberto Roig Jr., a director since 1997, both retired from the Board of Directors of the Corporation upon reaching the mandatory retirement age. We are sincerely grateful for their dedication, valuable contributions and support to our organization.



/s/ Richard L. Carrion
-----------------------
RICHARD L. CARRION
CHAIRMAN
PRESIDENT
CHIEF EXECUTIVE OFFICER

FINANCIAL HIGHLIGHTS

                                                     At June 30,                     Average for the six months
                                           -----------------------------         ----------------------------------
BALANCE SHEET HIGHLIGHTS                   2000         1999      Change         2000         1999       Change
-------------------------------------------------------------------------------------------------------------------
(In thousands)
Money market investments              $ 1,191,511  $   791,285  $  400,226   $   882,850   $   687,542   $  195,308
Investment and trading securities       7,711,533    7,441,280     270,253     7,810,596     7,547,412      263,184
Loans                                  15,774,604   13,887,392   1,887,212    15,354,380    13,442,576    1,911,804
Total assets                           26,451,246   23,665,621   2,785,625    25,719,423    23,178,177    2,541,246
Deposits                               14,460,454   13,902,387     558,067    14,284,696    13,697,877      586,819
Borrowings                              9,819,573    7,680,936   2,138,637     9,120,856     7,355,493    1,765,363
Stockholders' equity                    1,736,890    1,650,682      86,208     1,836,261     1,678,159      158,102

-----------------------------------------------------------------------------------------------------------------
                                                    Second quarter                          Six months
                                           -------------------------------       --------------------------------
OPERATING HIGHLIGHTS                       2000          1999       Change       2000         1999       Change
-----------------------------------------------------------------------------------------------------------------
(In thousands, except per share information)

Net interest income                      $245,916     $238,851     $ 7,065      $488,156    $475,089     $13,067
Provision for loan losses                  48,719       36,631      12,088        98,732      72,402      26,330
Fees and other income                     109,285       86,926      22,359       225,011     173,984      51,027
Other expenses, net of minority
interest                                  241,359      225,169      16,190       485,123     449,030      36,093
Net income                               $ 65,123     $ 63,977     $ 1,146      $129,312    $127,641     $ 1,671
Net income applicable to common stock    $ 63,036     $ 61,890     $ 1,146      $125,137    $123,466     $ 1,671
Earnings per common share                    0.46         0.46                      0.92         0.91       0.01

-----------------------------------------------------------------------------------------------------------------
                                                            Second quarter                         Six months
                                                          ----------------                       ----------------
SELECTED STATISTICAL INFORMATION                          2000       1999                        2000      1999
-----------------------------------------------------------------------------------------------------------------

COMMON STOCK DATA
Market price
    High                                                 $23.56     $32.88                     $26.88     $37.88
    Low                                                   19.06      28.81                      18.63      28.81
    End                                                   19.06      30.31                      19.06      30.31
Book value at period end                                  12.05      11.51                      12.05      11.51
Dividends declared                                         0.16       0.14                       0.32       0.28
Dividend payout ratio                                     34.46%     30.70%                     34.72%     30.77%
Price/earnings ratio                                      10.30x     17.22x                     10.30x     17.22x
-----------------------------------------------------------------------------------------------------------------
PROFITABILITY RATIOS
Return on assets                                           1.01%      1.08%                      1.01%      1.11%
Return on common equity                                   14.43      15.53                      14.50      15.78
Net interest spread (taxable equivalent)                   3.46       3.89                       3.54       3.95
Net interest yield (taxable equivalent)                    4.30       4.68                       4.36       4.76
Effective tax rate                                        24.89      24.23                      23.99      25.20
Overhead ratio                                            44.77      49.53                      45.24      49.07
-----------------------------------------------------------------------------------------------------------------
CAPITALIZATION RATIOS
Equity to assets                                           7.15%      7.18%                      7.14%      7.24%
Tangible equity to assets                                  6.08       6.13                       6.05       6.16
Equity to loans                                           11.85      12.40                      11.96      12.47
Internal capital generation                                8.89      10.12                       8.90      10.19
Tier I capital to risk-adjusted assets                    10.09      10.37                      10.09      10.37
Total capital to risk-adjusted assets                     12.12      12.59                      12.12      12.59
Leverage ratio                                             6.42       6.37                       6.42       6.37
-----------------------------------------------------------------------------------------------------------------
CREDIT QUALITY RATIOS
Allowance for losses to loans                              1.94%      2.03%                      1.94%      2.03%
Allowance to non-performing assets                        80.55      93.26                      80.55      93.26
Allowance to non-performing loans                         89.10     103.51                      89.10     103.51
Non-performing assets to loans                             2.40       2.18                       2.40       2.18
Non-performing assets to total assets                      1.43       1.28                       1.43       1.28
Net charge-offs to average loans                           0.97       0.91                       1.13       0.85
Provision to net charge-offs                               1.28x      1.18x                      1.14x      1.27x
Net charge-offs earnings coverage                          3.56       3.87                       3.08       4.24

ADDITIONAL INFORMATION

BOARD OF DIRECTORS

Richard L. Carrion, Chairman

Antonio Luis Ferre, Vice Chairman **

Juan A. Albors Hernandez *

Alfonso F. Ballester *

Jose A. Bechara Bravo *

Salustiano Alvarez Mendez*

Juan J. Bermudez

Francisco J. Carreras

Jose B. Carrion Jr. *

David H. Chafey Jr.

Maria Luisa Ferre *

Hector R. Gonzalez

Jorge A. Junquera Diez **

Manuel Morales Jr.

Alberto M. Paracchini

Francisco M. Rexach Jr.

J. Adalberto Roig Jr. *

Felix J. Serralles Nevares

Julio E. Vizcarrondo Jr.

   Samuel T. Cespedes, Secretary

       *  Director of Banco Popular de Puerto Rico only

      **  Director of Popular, Inc. only

EXECUTIVE OFFICERS

Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer

David H. Chafey Jr., Senior Executive Vice President

Jorge A. Junquera Diez, Senior Executive Vice President

Maria Isabel P. de Burckhart, Executive Vice President

Roberto R. Herencia, Executive Vice President

Larry B. Kesler, Executive Vice President

Humberto Martin, Executive Vice President

Emilio E. Pinero, Executive Vice President

Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION

SHAREHOLDER ASSISTANCE: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:

     Banco Popular de Puerto Rico
     Popular Center Building - 4th Floor
     Trust Division (725)
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

PUBLICATIONS: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101, or VISIT OUR WEB SITE AT HTTP://WWW.POPULARINC.COM.

DIVIDEND REINVESTMENT PLAN: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.

- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.

-        No brokerage commissions are charged on purchases under this plan.

- Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                       June 30,
                                                                              ---------------------------
Dollars in thousands                                                            2000               1999
---------------------------------------------------------------------------------------------------------
ASSETS
   Cash and due from banks                                                 $   698,012        $   567,143
---------------------------------------------------------------------------------------------------------
   Money market investments:
    Federal funds sold and securities purchased
      under agreements to resell                                             1,159,754            715,618
    Time deposits with other banks                                              31,206             74,986
    Bankers' acceptances                                                           551                681
---------------------------------------------------------------------------------------------------------
                                                                             1,191,511            791,285
---------------------------------------------------------------------------------------------------------
   Investment securities available-for-sale, at market value                 7,137,188          6,804,004
   Investment securities held-to-maturity, at amortized cost                   383,887            316,860
   Trading account securities, at market value                                 190,458            320,416
   Loans held-for-sale, at lower of cost or market                             790,831            603,643
---------------------------------------------------------------------------------------------------------
   Loans                                                                    15,335,791         13,655,881
      Less - Unearned income                                                   352,018            372,132
           Allowance for loan losses                                           305,526            282,590
---------------------------------------------------------------------------------------------------------
                                                                            14,678,247         13,001,159
---------------------------------------------------------------------------------------------------------
   Premises and equipment                                                      437,181            440,167
   Other real estate                                                            36,426             30,018
   Customers' liabilities on acceptances                                         5,735             14,768
   Accrued income receivable                                                   176,540            160,146
   Other assets                                                                429,584            355,510
   Intangible assets                                                           295,646            260,502
---------------------------------------------------------------------------------------------------------
                                                                           $26,451,246        $23,665,621
=========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
    Non-interest bearing                                                   $ 3,082,424        $ 3,278,464
    Interest bearing                                                        11,378,030         10,623,923
---------------------------------------------------------------------------------------------------------
                                                                            14,460,454         13,902,387
   Federal funds purchased and securities sold under agreements to
     repurchase                                                              4,937,816          3,319,780
   Other short-term borrowings                                               2,854,035          2,554,433
   Notes payable                                                             1,752,722          1,531,723
   Acceptances outstanding                                                       5,735             14,768
   Other liabilities                                                           407,260            396,604
---------------------------------------------------------------------------------------------------------
                                                                            24,418,022         21,719,695
---------------------------------------------------------------------------------------------------------
   Subordinated notes                                                          125,000            125,000
   Preferred beneficial interest in Popular North America's
    junior subordinated deferrable interest debentures guaranteed
    by the Corporation                                                         150,000            150,000
---------------------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                                  21,334             20,244
---------------------------------------------------------------------------------------------------------
Stockholders'  equity:
   Preferred stock                                                             100,000            100,000
   Common stock                                                                828,959            826,595
   Surplus                                                                     247,479            220,559
   Retained earnings                                                           775,975            616,022
   Treasury stock, at cost                                                     (64,150)           (72,524)
   Accumulated other comprehensive loss, net of deferred taxes                (151,373)           (39,970)
---------------------------------------------------------------------------------------------------------
                                                                             1,736,890          1,650,682
---------------------------------------------------------------------------------------------------------
                                                                           $26,451,246        $23,665,621
=========================================================================================================

CONSOLIDATED STATEMENTS OF INCOME

                                                                 Quarter ended          Six months ended
                                                                   June 30,                 June 30,
                                                               -----------------------------------------------
Dollars in thousands, except per share information             2000       1999           2000      1999
-----------------------------------------------------------------------------------------------------------------
Interest  Income:
   Loans                                                     $392,437   $335,739     $  768,957  $661,772
   Money market investments                                    14,308      7,500         27,556    15,433
   Investment securities                                      114,624    105,411        226,754   210,845
   Trading account securities                                   3,405      4,751          7,308     9,546
-----------------------------------------------------------------------------------------------------------------
                                                              524,774    453,401      1,030,575   897,596
-----------------------------------------------------------------------------------------------------------------
Interest  Expense:
   Deposits                                                   129,399    110,147        251,873   220,970
   Short-term borrowings                                      113,684     73,138        216,509   142,513
   Long-term debt                                              35,775     31,265         74,037    59,024
-----------------------------------------------------------------------------------------------------------------
                                                              278,858    214,550        542,419   422,507
-----------------------------------------------------------------------------------------------------------------
Net interest income                                           245,916    238,851        488,156   475,089
Provision for loan losses                                      48,719     36,631         98,732    72,402
-----------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses           197,197    202,220        389,424   402,687
Service charges on deposit accounts                            30,831     29,731         61,054    57,980
Other service fees                                             55,443     39,691        102,808    77,600
Gain on sale of securities                                        329        286         13,593       736
Trading account profit (loss)                                     693       (582)         1,510      (863)
Other operating income                                         21,989     17,800         46,046    38,531
-----------------------------------------------------------------------------------------------------------------
                                                              306,482    289,146        614,435   576,671
-----------------------------------------------------------------------------------------------------------------
Operating Expenses:
Personnel costs:
   Salaries                                                    77,301     69,983        155,895   140,140
   Profit sharing                                               5,569      6,084          9,701    12,403
   Pension and other benefits                                  15,341     18,572         35,839    38,131
-----------------------------------------------------------------------------------------------------------------
                                                               98,211     94,639        201,435   190,674
Net occupancy expenses                                         16,177     14,715         32,736    28,974
Equipment expenses                                             25,079     21,557         48,513    42,291
Other taxes                                                     8,341      7,941         16,916    16,206
Professional fees                                              16,826     17,356         34,504    32,668
Communications                                                 12,034     10,580         22,836    21,409
Business promotion                                             12,572     12,209         26,659    23,209
Printing and supplies                                           5,313      4,828         10,485     9,818
Other operating expenses                                       16,282     13,806         34,663    26,653
Amortization of intangibles                                     8,537      7,586         17,129    15,206
-----------------------------------------------------------------------------------------------------------------
                                                              219,372    205,217        445,876   407,108
-----------------------------------------------------------------------------------------------------------------
Income before income tax and minority interest                 87,110     83,929        168,559   169,563
Income tax                                                     21,684     20,334         40,440    42,736
Net (gain) loss of minority interest                             (303)       382          1,193       814
-----------------------------------------------------------------------------------------------------------------

NET INCOME                                                   $ 65,123   $ 63,977     $  129,312  $127,641
=================================================================================================================

NET INCOME APPLICABLE TO COMMON STOCK                        $ 63,036   $ 61,890     $  125,137  $123,466
=================================================================================================================

EARNINGS PER COMMON SHARE (BASIC AND DILUTED)                $  0.46    $  0.46      $     0.92  $   0.91
=================================================================================================================

SUBSIDIARIES

CENTRAL OFFICE

  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

BANCO POPULAR DE PUERTO RICO

  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800
  Virgin Islands Office
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

BANCO POPULAR NORTH AMERICA

  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

BANCO FIDUCIARIO, S.A.

  27 de Febrero Ave. #50
  Santo Domingo
  Republica Dominicana
  Telephone: (809) 473-9400

ATH COSTA RICA

  Cond. en Oficinas Ofiplaza del Este
  Edif. D - Piso 1
  San Pedro de la Rotonda
    de la Bandera
  150 metros Oeste
  San Jose, Costa Rica
  Telephone: (011) 506-280-9796

CREST, S.A.

  Costado Este del Banco Central
  Calle  2 Entre Ave. Central y Primera
  San Jose Centro, Costa Rica
  Telephone: (011) 506-257-4112

GM GROUP, INC.

  1590 Ponce de Leon Avenue
  San Juan, Puerto Rico 00926
  Telephone: (787) 751-4343

EQUITY ONE, INC.

  Marlton Crossing Office Park
  400 Lippincott Drive
  Marlton, New Jersey 08053
  Telephone: (856) 396-2600

POPULAR MORTGAGE, INC.

  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

LEVITT MORTGAGE

  Galeria San Patricio
  B-5 Tabonuco St.
  Suite 207
  Guaynabo, Puerto Rico 00968
  Telephone: (787) 749-8787

POPULAR LEASING & RENTAL, INC.

  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

POPULAR LEASING, USA

  16296 Westwood
  Business Parkdrive
  Ellisville, Missouri 63021
  Telephone: (609) 273-1119

POPULAR FINANCE, INC.

  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

POPULAR CASH EXPRESS, INC.

  6200 North Hiawatha
  Suite 200
  Chicago, Illinois  60646
  Telephone: (773) 205-8300

POPULAR SECURITIES, INC.

  Popular Center
  209 Munoz Rivera Avenue
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200


[POPULAR LOGO]